Larry Spirgel, Assistant Director, Division of Corporation Finance

Cecilia Blye, Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States

January 3, 2012

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011
File No. 1-13202

Dear Mr. Spirgel and Ms. Blye,

This is to acknowledge that we have received the Staff’s comment letter dated December 21, 2011 relating to our annual report on Form 20-F for the year ended December 31, 2010. We are working on our response and will respond to the Staff’s comments on or before January 31, 2012 in order for us to be able to provide current financial data for the fiscal year 2011 as we will report our fourth quarter and full year 2011 results on January 26, 2012.

Yours sincerely,

/s/ Kristian Pullola
Kristian Pullola
Senior Vice President,
Corporate Controller

cc:	Pamela M. Gibson
Shearman & Sterling LLP